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                                                                 Exhibit 3.8

Section 3.03 of the Company's Bylaws is hereby replaced in its entirety with the following:

         Section 3.03. Special Meeting. Special meetings of the shareholders may be called at any time by the chairman, the president, or shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the particular meeting, or by resolution of the board of directors. Any authorized person who has called a special meeting may fix the date, time and place of the meeting. If the person who has called the meeting does not fix the date, time or place of the meeting, it shall be the duty of the secretary to do so. A date fixed by the secretary shall not be more than 60 days after receipt of the request.